EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net Income	$1.5	$1.6	$6.5	$6.0
Less: Dividend Requirements on Preferred Stock	—	—	0.1	0.1

Net Income Applicable to Common Stock	$1.5	$1.6	$6.4	$5.9

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	5,745	5,659	5,733	5,643

Dilutive Effect of Stock Options and Restricted Stock (000’s)	3	9	5	16

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	5,748	5,668	5,738	5,659

Earnings Per Share – Basic	$0.27	$0.28	$1.12	$1.04

Earnings Per Share – Diluted	$0.27	$0.28	$1.12	$1.04